Not for release, publication or distribution in or into
Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so



 31 July 2008

Recommended cash offer
for
Detica Group plc
by
BAE Systems (Holdings) Limited
(a wholly-owned subsidiary of BAE Systems plc)

Posting of the Offer Document

On 28 July 2008, the boards of BAE Systems plc ("BAE Systems") and Detica Group plc ("Detica") announced that they had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Detica (the "Offer"), to be made by a wholly-owned subsidiary of BAE Systems, BAE Systems (Holdings) Limited ("BAE Systems Holdings").

BAE Systems Holdings is today posting to Detica shareholders (and, for information only, to participants in the Detica Share Schemes) a document (the "Offer Document"), containing the terms and conditions of the Offer, together with the relevant Form of Acceptance.

The Offer is open for acceptances until 1:00 pm (London time) on 28 August 2008.

BAE Systems Holdings is currently interested in 9,575,433 Detica Shares, representing 8.23 per cent. of Detica's existing issued share capital. In addition, BAE Systems Holdings has received irrevocable undertakings to accept the Offer from the directors of Detica in respect of their entire holdings amounting to, in aggregate, 7,162,397 Detica Shares, representing approximately 6.15 per cent. of Detica's existing issued share capital.

If you hold Detica Shares in certificated form (that is, not through CREST), to accept the Offer, please complete, sign and return the Form of Acceptance (which has been sent to you together with the Offer Document) in accordance with the instructions thereon and set out in the Offer Document as soon as possible and, in any event, so as to be received by Equiniti Limited by 1:00 pm (London time) on 28 August 2008.

If you hold Detica Shares in uncertificated form (that is, through CREST), to accept the Offer, please follow the procedures set out in the Offer Document so as to ensure that your TTE instruction settles as soon as possible and, in any event, not later than 1:00 pm (London time) on 28 August 2008. If you hold Detica Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo Limited.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS, until the end of the Offer Period.

Enquiries

Deutsche Bank (financial adviser to BAE Systems) – 020 7545 8000

Anthony Parsons
Charles Bryant
Omar Faruqui

UBS (corporate broker to BAE Systems) – 020 7568 0000

Philip Shelley
Chris Smith

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for BAE Systems and no one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees, should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

The Offer will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from a Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly

disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Detica, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Detica by BAE Systems or Detica, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be

difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

BAE Systems plc

Half-yearly Report 2008

Results in brief

Results from continuing operations	Six months to 30 June 2008	Six months to 30 June 2007
Sales[1]	**£7,751m**	£6,891m
EBITA[2]	**£881m**	£700m
Operating profit	**£789m**	£643m
Underlying earnings[3] per share	**17.5p**	15.3p
Basic earnings per share[4]	**16.7p**	15.3p
Order book[5]	**£41.1bn**	£31.7bn
Other results including discontinued operations		
Interim dividend per share	**5.8p**	5.0p
Cash (outflow)/inflow from operating activities	**£(387)m**	£165m
Net (debt)/cash as defined by the Group	**£(708)m**	£1,266m

Highlights

- Sales[1] growth of 12%
- EBITA[2] up 26% at £881m, including £61m profit on disposal of Surveillance and Attack business
- Underlying earnings[3] per share increased by 14%
- Interim dividend increased 16% to 5.8p per share
- Acquisitions of MTC Technologies and Tenix Defence completed

Outlook

Building on the first half performance, the previously anticipated growth outlook for 2008 as a whole is expected to benefit further from the current high demand for armoured wheeled vehicles to meet operational requirements.

We anticipate a return to operating cash inflow in the second half year.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, and non-cash finance movements on pensions and financial derivatives (see note 4)
4 basic earnings per share in accordance with International Accounting Standard 33
5 including share of equity accounted investments' order books and after the elimination of intra-group orders of £1.3bn (2007 £1.4bn)

Cautionary statement

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of BAE Systems and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of BAE Systems or the markets and economies in which BAE Systems operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document shall be regarded as a profit forecast. BAE Systems plc and its directors accept no liability to third parties in respect of this document, save as would arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

Interim management report

In the first half of 2008, BAE Systems has continued to deliver robust performance across its operations and to make good progress on the Group's strategy.

Headline sales[1] growth in the six month period was 12%. On a like-for-like basis sales[1] reduced by 3% as sales this year have a strong second-half bias. We continue to expect good organic growth for the year as a whole. Growth in EBITA[2] on a like-for-like basis increased by almost 9%, supporting the Group's enhanced outlook. There was a cash outflow from operating activities of £387m in the first six months.

Orders for further mine protected vehicle and other land systems contracts have enhanced the Group's outlook for 2008. Notwithstanding budget pressures in many defence markets, BAE Systems' large order book, together with realistic planning assumptions, provide confidence in the outlook for the Group.

The Group is benefiting from customers prioritising the provision of equipment and capability to their armed forces engaged in overseas operations. Most notably, strong growth has again been achieved in the land systems sector.

Having identified substantial opportunities in the land systems market, the Group has successfully implemented a strategy that has grown its position in that market from a business with less than $1 billion in sales in 2004 to a business with annualised sales in excess of $10 billion today. Organic growth of 28% was achieved in the Land & Armaments business in the first half year.

In addition to the strong growth in its US operations, progress continues to be made in growing the Group's business in our other home markets, including through acquisitions. Two such acquisitions, MTC Technologies, Inc. and Tenix Defence, were completed in June 2008 for a combined consideration of approximately £0.5 billion.

The acquisition of MTC Technologies in the US is an important step in addressing opportunities to grow in the US readiness and sustainment market, complementing the substantial and growing support activities in our home markets of the UK, Australia and Saudi Arabia.

In Australia, the acquisition of Tenix Defence more than doubles BAE Systems' presence in that market. The acquired business will be integrated with the existing operations of BAE Systems Australia. The two organisations are an excellent fit and will deliver enhanced capabilities in the air, land and sea sectors. The transaction establishes the Group as the largest in-country defence supplier to the Australian Defence Force, with over 5,500 people and with current annual sales in excess of A$1.2 billion (£561m).

In June 2008, following the UK government's commitment to the manufacturing contract for the Future Aircraft Carrier programme, BAE Systems and VT Group signed a legally binding agreement to form a surface shipbuilding and naval support joint venture company. The joint venture was formed on 1 July 2008 and combines the BAE Systems Surface Fleet Solutions business with VT Group's surface warship building and naval support businesses, including the jointly held interests in Fleet Support Limited.

The sale of the US Surveillance and Attack business was completed in the period, generating a profit on disposal of £61m.

On 28 July 2008, BAE Systems announced a recommended offer to acquire the entire share capital of Detica Group plc, valuing the business at £538m, including assumed net debt.

With implementation of its home market strategy progressing, the Group is also pursuing opportunities to establish an industrial presence in additional markets. Discussions with potential partners in India are maturing.

In May 2008, BAE Systems welcomed the publication of the Woolf Committee Report. In July 2008, the Group published its programme for implementation of the findings of the Report with a view to positioning BAE Systems as a leader in standards of ethical business conduct among global companies.

Recently, the Group announced the appointment of Ian King to succeed Mike Turner as Chief Executive with effect from 1 September 2008. Mike Turner retires from the Company at the end of August having served 42 years, including leading BAE Systems as Chief Executive for the past six years. Ian King is currently Chief Operating Officer, with responsibility for the Group's UK/Rest of World businesses, and has been a director of the Company since January 2007.

Two new non-executive directors have been appointed to the BAE Systems Board, with Ravi Uppal joining in April and Carl Symon in June. Peter Weinberg retired from the Board at the Company's Annual General Meeting held in May.

We continue to have excellent forward visibility in the business from the £41.1 billion order book.

Summarised income statement from continuing operations

	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m
Sales[1]	**7,751**	6,891
EBITA[2]	**881**	700
Amortisation	**(102)**	(50)
Net financial income[1]	**30**	31
Taxation expense[1]	**(210)**	(180)
Profit for the period	**599**	501
Basic earnings per share[3]	**16.7p**	15.3p
Underlying earnings[4] per share	**17.5p**	15.3p
Dividend per share	**5.8p**	5.0p

Exchange rates

	Six months to 30 June 2008	Six months to 30 June 2007
£/€ – average	**1.291**	1.482
£/$ – average	**1.975**	1.970
£/€ – period end	**1.264**	1.486
£/$ – period end	**1.989**	2.007

Segmental analysis

	Sales[1]		EBITA[2]	
	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m	**Six months to 30 June 2008 Unaudited £m**	Six months to 30 June 2007 Unaudited £m
Electronics, Intelligence & Support	**1,959**	1,958	**259**	193
Land & Armaments	**2,595**	1,201	**241**	117
Programmes & Support	**1,917**	2,354	**191**	231
International Businesses	**1,397**	1,550	**219**	221
HQ & Other Businesses	**113**	124	**(29)**	(62)
Intra-group	**(230)**	(296)	**–**	–
	7,751	6,891	**881**	700

Sales[1]

In the first half, sales[1] from continuing operations increased by 12% to £7,751m (2007 £6,891m). After adjusting for the impacts of exchange translation and acquisitions and disposals, sales reduced by 3%. Sales in 2008 are expected to have a strong second half bias. In the first half of 2008, the Armor Holdings business, acquired in July 2007, contributed sales[1] of £1,042m.

EBITA[2]

EBITA[2] increased 26% to £881m (2007 £700m). The sale of the Surveillance and Attack business for $231m (£118m) cash was completed in the period, generating a profit on disposal of £61m. Excluding this disposal gain,

return on sales increased to 10.6% (2007 10.2%). In the first half of 2008, the Armor Holdings business contributed EBITA[2] of £117m.

Net financial income[1]
Net financial income, including the Group's share of the net financial income of equity accounted investments, was £30m (2007 £31m). The underlying interest charge of £32m (2007 £20m) was reduced by a net credit of £62m (2007 £51m) arising from pension accounting, marked-to-market revaluation of financial instruments and foreign currency movements.

Taxation expense[1]
The Group's effective tax rate for continuing operations for the period was 26% (2007 26%).

Earnings per share
Underlying earnings[4] per share from continuing operations for the period increased by 14% to 17.5p compared with 2007 (15.3p).

Basic earnings per share in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 9% to 16.7p (2007 15.3p).

Dividend
The Board has declared an interim dividend of 5.8p per share (2007 5.0p), representing an increase of 16%.

Retirement benefit obligations
The net effect of worse than expected investment returns, an increase in real discount rates and the inclusion of an allowance for a minimum rate of future annual improvements in the mortality assumption has resulted in the Group's share of the pension deficit increasing to £2,247m from £1,570m at 31 December 2007 after allocation to equity accounted investments and other participating employers. Further disclosure on the above is provided in note 5 of this report.

Reconciliation of cash flow from operating activities to net (debt)/cash

	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m
Cash (outflow)/inflow from operating activities	**(387)**	165
Capital expenditure (net) and financial investment	**(216)**	(82)
Dividends received from equity accounted investments	**17**	41
Operating business cash (outflow)/inflow	**(586)**	124
Interest and preference dividends	**(29)**	(29)
Taxation	**(160)**	(43)
Free cash (outflow)/inflow	**(775)**	52
Acquisitions and disposals	**(384)**	75
Debt acquired on acquisition of subsidiaries	**(32)**	–
(Purchase)/issue of equity shares (net)	**(19)**	604
Equity dividends paid	**(274)**	(221)
Preference share conversion	**–**	242
Other non-cash movements	**51**	6
Foreign exchange	**7**	50
Movement in cash on customers' account[5]	**18**	23
	(1,408)	831
Opening net cash as defined by the Group	**700**	435
Closing net (debt)/cash as defined by the Group	**(708)**	1,266
Analysed as:		
Term deposits – non-current	**–**	4
Term deposits – current	**2**	134
Cash and cash equivalents	**1,712**	3,856
Loans – non-current	**(2,112)**	(2,407)
Loans – current	**(280)**	(255)

Overdrafts – current	**(18)**	(27)
Loans and overdrafts – current	**(298)**	(282)
Cash on customers' account[5] (included within payables)	**(12)**	(39)
Closing net (debt)/cash as defined by the Group	**(708)**	1,266

Operating business cash flow

	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m
Electronics, Intelligence & Support	**28**	95
Land & Armaments	**84**	(47)
Programmes & Support	**134**	184
International Businesses	**(739)**	26
HQ & Other Businesses	**(93)**	(134)
	(586)	124

Cash flows

Cash outflow from operating activities was £387m (2007 inflow £165m), which includes £94m (2007 £66m) of additional contributions into the UK pension schemes. These outflows were primarily as a result of working capital build-up in Land & Armaments ahead of higher second-half sales volumes and utilisation of advances on a number of export contracts, in particular on the Saudi Arabia Salam programme.

There was an outflow from net capital expenditure and financial investment of £216m (2007 £82m), including incremental investments made in the new residential and office facilities, and the industrialisation programme in the Kingdom of Saudi Arabia.

Dividends from equity accounted investments, primarily Eurofighter GmbH and Saab, amounted to £17m (2007 £41m).

The resulting operating business cash outflow of £586m (2007 inflow £124m) gave rise to free cash outflow, after interest, preference dividends and taxation, of £775m (2007 inflow £52m).

Net cash outflow from all acquisitions and disposals (note 9) was £384m (2007 inflow £75m). On 9 June 2008, the Group acquired MTC Technologies, Inc., for $367m (£184m). On 27 June 2008, the Group acquired Tenix Defence, for A$689m (£325m). Disposal of the Group's investment in the Surveillance and Attack business in the period gave rise to a cash inflow of $231m (£118m).

The Group's net debt at 30 June 2008 was £708m (2007 net cash £1,266m), a net outflow of £1,408m from the net cash position of £700m at the start of the year.

Critical accounting policies

The Group's critical accounting policies are detailed in the Annual Report 2007, a copy of which is available on the Group's website at www.baesystems.com. These include:
- contract revenue and profit recognition;
- retirement benefit plans;
- intangible assets; and
- regional aircraft valuations.

Principal risks

The principal risks facing the Group for the remaining six months of the year are unchanged from those reported in the Annual Report 2007.
These risks, together with the Group's risk management process, are detailed on pages 44 to 50 of the above report and relate to the following areas:
- defence spending;
- fixed-price contracts;
- global market;
- export controls and other restrictions;
- competition;

- consortia and joint ventures;
- pension funding;
- acquisitions;
- regional aircraft;
- laws and regulations; and
- exchange rates.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 basic earnings per share in accordance with International Accounting Standard 33
4 earnings excluding amortisation and impairment of intangible assets, and non-cash finance movements on pensions and financial derivatives (see note 4)
5 cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to Group performance

Electronics, Intelligence & Support

The Electronics, Intelligence & Support business group, with 33,000 employees[1] and headquartered in the US, is a provider of defence and aerospace systems, sub-systems and services and comprises two operating groups: Electronics & Integrated Solutions and Customer Solutions.

	Six months to 30 June 2008 Unaudited	Six months to 30 June 2007 Unaudited	Year to 31 December 2007 Audited
Sales[1]	**£1,959m**	£1,958m	£3,916m
EBITA[2]	**£259m**	£193m	£429m
Return on sales	**13.2%**	9.9%	11.0%
Cash inflow[3]	**£28m**	£95m	£302m
Order intake[1]	**£2,050m**	£1,969m	£4,178m
Order book[1]	**£3.6bn**	£3.3bn	£3.5bn

In the first half of 2008, Electronics, Intelligence & Support achieved EBITA[2] of £259m (2007 £193m) on sales[1] of £1,959m (2007 £1,958m) and generated an operating cash inflow[3] of £28m (2007 £95m).

On a like-for-like basis, sales growth was 3% over 2007. The disposal of the Surveillance and Attack business in February 2008 generated a gain of £61m. This business had sales of $67m (£33m) for the year to 31 December 2007.

Electronics & Integrated Solutions (E&IS)
E&IS designs, develops, and produces electronic systems and sub-systems for a wide range of military and commercial applications, focusing on four primary capabilities: electronic warfare, avionics and controls, sensor systems, and network systems.

In electronic warfare, E&IS delivered its 1,400th Common Missile Warning System and received additional orders valued at $138m (£69m) from the US Army. JETEYE™, the commercial version of the infrared countermeasures system to protect against shoulder-fired missiles, began a nine-month performance evaluation aboard passenger aircraft in July 2008.

In avionics and controls, the HybriDrive® propulsion technology on more than 1,000 hybridrive powered buses in North America has prevented the release of about 50,000 tons of carbon dioxide emissions. In London, performance trials of a double-decker hybrid electric bus are targeted for the third quarter of 2008.

The sensor systems business received a $169m (£85m) US Army contract for continued production of thermal weapon sights. The programme has a production rate of more than 1,500 units per month and more than 27,000 units have been delivered to date. In May, a $60m (£30m) order to provide thermal imaging modules for the US Army's Common Remotely Operated Weapon Station was secured, allowing soldiers to detect and identify targets while remaining protected in their vehicles. The award is the first phase of a five-year contract.

The network systems business was selected to develop and produce the Airborne Maritime Fixed Joint Tactical Radio System (JTRS). With this award, BAE Systems is now a partner on all four JTRS programmes, the family of software-programmable tactical radios that will permit combat personnel to communicate at every level of command.

E&IS was selected by the US Army Research Laboratory to lead a university and industry team to develop micro-autonomous systems and technology for the US military. The five-year programme seeks to develop bio-inspired, miniature intelligence-gathering robots for use in urban and complex terrain.

Customer Solutions
The Customer Solutions operating group comprises three businesses: BAE Systems Information Technology (IT); Technology Solutions & Services (TSS); and BAE Systems Ship Repair.

During the first half of 2008, BAE Systems IT won a number of opportunities worth more than $350m (£176m), including 99% of programme recompetes worth more than $210m (£106m). Services provided under these contracts include IT infrastructure engineering and operational support, application development, information assurance, and analytical services. BAE Systems IT also won positions on four multiple award indefinite delivery/indefinite quantity contracts, including a position on the Defense Information Systems Agency's Encore II contract. As a prime contract holder on these contracts, BAE Systems IT will be among a select group of companies competing for individual task orders with an expected value of more than $375m (£189m).

In the first half of 2008, TSS secured a position as one of four prime contractors on the Joint Improvised Explosive Device Defeat Organization programme worth up to $450m (£226m) to provide integrated analysis services, subject matter expertise and programme support. TSS won a contract from the US Navy to provide integration of C4I[4] capabilities aboard new construction ships over the next five years; the award includes three one-year options with a potential value of $344m (£173m).

In June 2008, the acquisition of MTC Technologies, Inc. was completed and integration is underway.

At Ship Repair, work is underway on a $75m (£38m) contract to maintain, repair and modernise the guided missile cruiser USS Bunker Hill in San Diego. Work also continues on a five-year multi-ship multi-option contract to maintain and repair all Arleigh Burke-class destroyers. In the first half of 2008, Ship Repair secured a post-shakedown availability contract for destroyers worth $110m (£55m) and a multi-ship multi-option award worth $50m (£25m) for repairs to Mine Countermeasures Ships.

Looking Forward
The sector is expected to deliver future growth at a rate in excess of Department of Defense defence spending based upon the business strategy, strong technical discriminators, research and development investment, and customer relationships.

Land & Armaments

The Land & Armaments business group, with 20,900 employees[1] and headquartered in the US, is a leader in the design, development, production and through-life support and upgrade of armoured combat vehicles, tactical wheeled vehicles, naval guns, missile launchers, artillery systems, intelligent munitions, and survivability and protection systems.

	Six months to 30 June 2008 Unaudited	Six months to 30 June 2007 Unaudited	Year to 31 December 2007 Audited
Sales[1]	**£2,595m**	£1,201m	£3,538m
EBITA[2]	**£241m**	£117m	£312m
Return on sales	**9.3%**	9.7%	8.8%
Cash inflow/(outflow)[3]	**£84m**	£(47)m	£10m
Order intake[1]	**£3,262m**	£1,380m	£4,535m
Order book[1]	**£7.9bn**	£5.0bn	£7.3bn

In the first half of 2008, Land & Armaments achieved EBITA[2] of £241m (2007 £117m) on sales[1] of £2,595m (2007 £1,201m) and generated an operating cash inflow[3] of £84m (2007 outflow £47m).

On a like-for-like basis, sales growth was 28% over 2007. In the first half of 2008, the Armor Holdings business, acquired in July 2007, contributed sales[1] and EBITA[2] of £1,042m and £117m respectively.

United States
In the first half of 2008, contracts were secured for the refurbishment and upgrade of Bradley, M88 Hercules improved recovery vehicles and M113 fighting vehicles totalling $0.9 billion (£0.5 billion).

Follow-on awards for Mine Resistant Ambush Protected (MRAP) wheeled vehicles, totalling $0.9 billion (£0.5 billion) have been received in 2008. Delivery of these vehicles will be largely completed in the current year.

In June 2008, Land & Armaments won a contract to supply up to 10,400 Family of Medium Tactical Vehicles (FMTV), worth up to $2.2 billion (£1.1 billion). An initial $1.7 billion (£0.9 billion) of order intake has been recorded.

In other vehicle programmes, Land & Armaments was selected in December 2007 as the prime contractor for up to 2,500 Medium Mine Protected Vehicles (MMPV). To date 131 vehicles have been ordered ($121m (£61m)).

In armaments, the business completed the first fully integrated Non-Line-of-Sight Cannon prototype and the vehicle was displayed in Washington DC in June 2008.

In naval guns, Land & Armaments began production of the first four Advanced Gun Systems at the Group's facility in Cordova, Alabama. The guns will be installed on the US Navy's first two Zumwalt class (DDG 1000) destroyers.

In May 2008, the US Coast Guard conducted preliminary acceptance of its first National Security Cutter, Bertholf, which features the 57mm Mk 110 gun system. This is the first gun system produced by BAE Systems for service with the US Coast Guard.

United Kingdom
In the UK, Land & Armaments is bidding on the Future Rapid Effect System (FRES) programme competing for the vehicle integrator role on the Utility Vehicles and the Specialist Vehicles.

Continued demand from Urgent Operational Requirements arising from the British Army's operations in Afghanistan and Iraq has resulted in additional work supporting Warrior, Bulldog (FV430) and CVR(T) vehicles.

The demand for the M777 lightweight howitzer continues with a new US order for 87 guns and down-selection in both Canada and Australia.

In munitions, the long-term partnering agreement with the UK Ministry of Defence (MoD) for munitions acquisition and capability is in the final stages of the approval process.

Following discussions with the customer, a revised programme for the delayed UK Terrier armoured tractor programme has been agreed.

South Africa
A demanding 2008 production schedule for 184 RG31 MRAP vehicles was met, with deliveries made to schedule to the prime contractor, General Dynamics. This resulted in an order for a further 111 RG31 vehicles. The business has continued to develop its systems capability with the £7m acquisition of South African turret and fire control business, IST Dynamics, expected to complete in the second half of the year.

Sweden
In the area of intelligent munitions for artillery and mortar systems, the GPS-guided 155mm artillery ammunition is now fielded and has performed extremely well. There are ongoing discussions with the Swedish and Norwegian governments regarding serial production of the 155mm Archer Artillery System.

Looking forward
Land & Armaments continues to benefit from operational requirements in Iraq and Afghanistan, especially in the wheeled vehicle market. With the integration of the Armor Holdings business complete, current sales growth is being driven from these operational requirements.

Programmes & Support

The Programmes & Support business group, with 29,400 employees[1], comprises the Group's UK-based air and naval activities and the Integrated System Technologies business.

	Six months to 30 June 2008 Unaudited	Six months to 30 June 2007 Unaudited	Year to 31 December 2007 Audited
Sales[1]	**£1,917m**	£2,354m	£5,327m
EBITA[2]	**£191m**	£231m	£456m
Return on sales	**10.0%**	9.8%	8.6%
Cash inflow[3]	**£134m**	£184m	£807m
Order intake[1]	**£1,711m**	£2,553m	£9,091m
Order book[1]	**£20.7bn**	£17.3bn	£20.9bn

In the first half of 2008, Programmes & Support achieved EBITA[2] of £191m (2007 £231m) on sales[1] of £1,917m (2007 £2,354m) and generated an operating cash inflow[3] of £134m (2007 £184m).

Sales reduced compared with the corresponding period last year due largely to the transition on the Typhoon programme from deliveries of the Tranche 1 aircraft to the Tranche 2 standard, and from the close out of the Brunei Offshore Patrol Vessel contract in 2007.

Military Air Solutions

Military Air Solutions is responsible for delivering a range of military programmes including Typhoon, Hawk, Nimrod MRA4, F-35 Lightning II (Joint Strike Fighter) and Autonomous Systems & Future Capability. In addition, it is responsible for through-life support for these programmes as well as for the UK's Royal Air Force (RAF) fleets of Harrier, Tornado, Nimrod MR2 and VC-10 aircraft.

The business made strong progress during the first half of the year, both on delivering programme commitments and working in partnership with its customers to enhance their military capability. Work with the UK MoD towards creation of an air sector longer-term partnering arrangement continues and, building on the success of the foundation contract signed in March 2007, the business is now negotiating a contract to demonstrate the benefits from entering into such a longer-term partnering arrangement.

Delivery of Typhoon aircraft to the four partner nations and Austria continues with 147 Tranche 1 aircraft delivered as at 30 June 2008. The final Tranche 1 aircraft for Austria has now been delivered. Tranche 2 aircraft are now in final assembly. Initial type acceptance enabling aircraft to be delivered is expected in the second half of the year. Work has also commenced on further air-to-ground capability enhancements. Discussions regarding the Tranche 3 requirements of each of the four partner nations are ongoing with initial contract award expected in 2009.

In the UK, RAF Typhoons are operational in Air Defence and Quick Reaction Alert roles with the multi-role operational effectiveness date achieved in July. Discussions to establish long-term, availability-based support contracts are progressing.

On the Hawk contract for India, 12 aircraft have been accepted by the customer to date and the first package of training aids delivered. The introduction of the first Hawks into the Indian Air Force took place earlier this year and the remaining 12 UK-built Hawks are due for acceptance later in 2008. Hawk aircraft deliveries for South Africa are nearing completion with 22 of 24 now accepted.

Good progress is being made on development and production of the Hawk Advanced Jet Trainer for the RAF, with deliveries due to commence later in 2008.

The Integrated Operational Support contract for the Hawk TMk1 aircraft has completed a successful first year of operation and provision of synthetic training to RAF fast jet pilots continues at RAF Valley.

The Nimrod MRA4 aircraft development programme is progressing towards completion and the production programme continues to perform in line with contractual milestones. A five-week programme of icing certification flights, operated from Nashville, Tennessee, has recently been successfully completed.

The contracts for VC-10 and Nimrod MR2 aircraft support continue and a contract expansion will see the business take responsibility for much of the on-base engineering, logistics and technical support for the VC-10.

The Tornado availability programme, ATTAC, is in full service and a contract expansion has been agreed, increasing the scope to include further areas of the depth maintenance activities for the RAF's GR4 Tornado aircraft.

The Harrier GR9 upgrade programme continues to deliver to schedule and cost. The Harrier aircraft is currently providing close air support to UK military operations overseas. Discussions are progressing on contracting for a Harrier availability service.

Military Air Solutions is partnered with Lockheed Martin and Northrop Grumman on the F-35 Lightning II programme, with responsibility for the design and manufacture of the rear fuselage, empennage and delivery of a number of key aircraft systems. All three aircraft variants: Carrier, Conventional Take-Off and Landing, and Short Take-Off and Vertical Landing (STOVL) are now in various stages of manufacture and assembly. A significant milestone was achieved in June when a BAE Systems pilot flew the first STOVL variant of the F-35 Lightning II on its maiden flight. Lockheed Martin has been formally awarded funding for Low Rate Initial Production Lot 2 with subcontract flow down to BAE Systems expected shortly.

The business continues to consolidate its position in the unmanned air systems market. In addition to the existing Taranis programme, which is a key enabler to the UK MoD's evaluation of future requirements, BAE Systems has entered into a jointly funded UK MoD advanced technology demonstrator programmed called Mantis. The aim of this programme is to demonstrate the potential of a large unmanned system to support future operational needs. The unmanned air systems portfolio also includes the HERTI surveillance system and Fury armed vehicle.

In April, a redundancy programme affecting the Brough and Woodford sites was announced involving a potential reduction of some 580 jobs, following a review of the engineering and manufacturing capabilities required as products move from design and development into the support phase.

Surface Fleet Solutions

The Type 45 project has continued to make excellent progress. In April, the first of class ship, HMS Daring, successfully completed its second set of sea trials. Initial support contracts are being received as the ship heads towards acceptance in December. Manufacture of Type 45 ships 2 to 5 remains on schedule. In March, the first steel was cut for the sixth Type 45, HMS Duncan.

Work continues on the design of two new aircraft carriers for the Royal Navy. On 3 July 2008, the UK government signed the manufacturing contract for the Future Aircraft Carrier (CVF) programme following the formation of the BVT Surface Fleet Limited joint venture between BAE Systems Surface Fleet Solutions and VT Shipbuilding and Naval Support on 1 July 2008.

A consortium led by the business was down-selected as one of four competitors bidding to build six Fleet Tankers for the Royal Fleet Auxiliary. Partnering with BMT Defence Services Limited, the ships would, if the consortium is successful, be built by Daewoo Shipbuilding & Marine Engineering in Korea and would form the first part of the Military Afloat Reach & Sustainability (MARS) programme.

Pricing and commercial negotiations continue for the Malaysia Batch 2 frigate contract.

The third and final ex-Royal Navy Type 23 frigate for the Chilean navy completed its reactivation, and was handed over to the customer in May 2008.

Submarine Solutions

The Astute project has continued to progress with four submarines now under construction. Orders have also been received for the procurement of long-lead items on Boat 5 and initial funding for the concept phase of the Successor Submarine Programme.

Design work continues on the mid block hangar deck section of the two new Aircraft Carriers.

Integrated System Technologies
The Falcon programme is scheduled to complete Equipment Acceptance Trials in 2009. Falcon will provide the UK Armed Forces with a new mobile tactical high capacity, secure information infrastructure capability.

The CVF Mission System will move to full manufacture stage in the second half of 2008 following the MoD's commitment to the Future Aircraft Carrier programme.

The Sampson Radar, the combat management system and long-range radar programmes for the Royal Navy's Type 45 destroyers all successfully completed their Phase 1 sea trials on the first of class ship, HMS Daring.

The Seawolf mid-life update tracker has now completed installation trials and is being installed on the first upgraded Royal Navy Type 23 frigate.

The Maritime Composite Training System programme is operational at the HMS Collingwood and HMNB Devonport naval training facilities.

The Sting Ray lightweight torpedo main production order for the Royal Navy remains on schedule.

The Archerfish mine disposal system has successfully passed initial qualification trials with the US Navy as the common neutraliser for sea mines and is now under contract with that customer.

Looking forward
The future of Programmes & Support is strongly linked to MoD funding as it seeks to meet current UK operational requirements and delivery of the Defence Industrial Strategy.

In the air sector, short-term growth is dependent upon increased production activity and in-service support performance both in the UK and on export programmes.

Growth prospects for the BVT Surface Fleet Limited joint venture include the UK's CVF and MARS programmes. The six ship Type 45 programme underpins the business for the next few years.

The Submarines business is focused on the Astute programme deliveries, on delivering the concept design work and securing further work for the Successor Submarines Programme, and on the detailed design work for the mid block section of the CVF programme. Securing follow-on orders for Astute is key to retaining the skill base necessary to design and build the next generation nuclear deterrent submarine.

International Businesses

The International Businesses business group, with 18,300 employees[1], comprises the Group's businesses in Saudi Arabia and Australia, together with a 37.5% interest in the pan-European MBDA joint venture and a 20.5% shareholding in Saab of Sweden.

	Six months to 30 June 2008 Unaudited	Six months to 30 June 2007 Unaudited	Year to 31 December 2007 Audited
Sales[1]	**£1,397m**	£1,550m	£3,359m
EBITA[2]	**£219m**	£221m	£435m
Return on sales	**15.7%**	14.3%	13.0%
Cash (outflow)/inflow[3]	**£(739)m**	£26m	£678m
Order intake[1]	**£1,520m**	£1,711m	£3,876m
Order book[1]	**£9.8bn**	£7.2bn	£7.9bn

In the first half of 2008, International Businesses achieved EBITA[2] of £219m (2007 £221m) on sales[1] of £1,397m (2007 £1,550m) and had an operating cash outflow[3] of £739m (2007 inflow £26m).

Sales reduced compared with the corresponding period last year on lower spares and support volumes in Saudi Arabia.

The first half of 2008 saw cash utilisation on the Salam Typhoon contract ahead of milestone payments scheduled for the second half year.

Customer Solutions & Support International

BAE Systems has a major presence in the Kingdom of Saudi Arabia where it acts as prime contractor for the government-to-government defence agreement. Over the last two decades the programme has included the provision of aircraft, associated hardware, support, infrastructure and manpower training for the Royal Saudi Air Force (RSAF) and Royal Saudi Naval Forces (RSNF). Progress is being made on modernising the Saudi armed forces in line with the Understanding Document signed in December 2005 between the UK and Saudi Arabian governments. Under the terms of the signed document, Typhoon aircraft will replace Tornado Air Defence Variant aircraft and others currently in service with the RSAF. A contract for the delivery of 72 Typhoon aircraft was signed in 2007, with aircraft deliveries commencing in 2009. Discussions are ongoing with the RSAF to define and finalise the support and training solutions to enable the aircraft to enter into service during 2009.

Around 4,600 people are employed by the Group in the Kingdom of Saudi Arabia, of whom approximately half are Saudi nationals. The business is continuing to develop its presence in Saudi Arabia, including the relocation of staff from the UK, and is helping to develop a greater indigenous capability in the Kingdom. The security of employees is the highest priority and progress is well advanced on new residential and office facilities as well as increased security measures. Employees are in occupation at the first new residential and office facility.

Through the core Saudi support programme, the business continues to provide significant support to both the RSAF and RSNF operations and steps are being taken with the RSAF to maintain the capability of the Tornado aircraft while extending its operational life. BAE Systems' investment and support for infrastructure development in the Kingdom of Saudi Arabia includes the creation of training and youth welfare programmes.

Australia

The acquisition of Tenix Defence was completed in June 2008, establishing the Group as the largest in-country defence supplier to the Australian Defence Force (ADF), with over 5,500 people and with current annual sales in excess of A$1.2 billion (£561m).

BAE Systems has recently been down-selected by the Australian government to provide a medium/heavy capability vehicle to replace the Australian Army's wheeled tactical logistic vehicle fleet. The business has also been shortlisted for the Industry Capability Partner role on the AIR7000 programme, a multi-role Unmanned Air Vehicle System to provide an Airborne Surveillance Capability for the ADF.

The Australian business is a subcontractor to Boeing on the Wedgetail Airborne Early Warning and Control system for the Royal Australian Air Force. The programme is behind schedule and BAE Systems is engaged jointly with Boeing and the customer to deliver electronic warfare systems in support of the aircraft integration programme and ground systems in order to meet the operational training requirements of the customer.

The first aircraft modification to incorporate the Echidna electronic warfare system for the Black Hawk and Chinook helicopters has been completed and ground tested. The interim ground support system has also been accepted.

Performance under the five-year maintenance support contract for the Hawk Lead-In Fighter exceeded contractual requirements in the first half of 2008. Growing maintenance workload will require additional resources to maintain performance levels whilst the Australian Department of Defence has been directed to lower capability sustainment costs by 5% across the board.

MBDA (37.5% interest)

MBDA performed well in the first half of 2008. Key domestic deliveries included Mica air-to-air missiles, Aster surface-to-air missiles, Taurus cruise missiles and the final delivery of Brimstone air-to-ground missiles. Key export deliveries included the air weapons package to Greece.

Order intake has also been good, with a key export order for the Spada (air-to-surface weapon system) plus options exercised on export versions of the Aster air-to-surface missile and weapons package for the European Multi Mission Frigate. As the UK MoD's designated lead contractor in managing its complex weapons sector under the Defence Industrial Strategy, MBDA UK also secured a series of important Assessment Phase contracts for new programmes.

Development programmes continue to progress well. The first half of 2008 has seen a number of successful development firings on key programmes, including Meteor (six-nation air-to-air missile) and the Aster weapon system. In addition, the Fire Shadow Loitering Munition was successfully fired during April 2008, completing a rapid development demonstrator programme lasting just 15 months.

Saab (20.5% shareholding)
Sales rose to SEK11,025m (£911m) and operating income reduced by 10% to SEK944m (£78m) with an operating margin of 8.6%.

Key orders won during the first half of 2008 include a SEK2 billion (£167m) order from the Thailand government for an integrated air surveillance system, a £30m order from Lockheed Martin UK for five GIRAFFE multi-mission radar systems and a $48m (£24m) order from the US for Carl-Gustaf system containing both guns and ammunition.

Saab commenced a SEK1 billion (£84m) cost reduction programme in 2008 which is scheduled to end in 2010.

Looking forward
The Group seeks to sustain its long-term presence in the Kingdom of Saudi Arabia through delivering on current support and investment commitments, and delivering new business.

The Tenix Defence acquisition in Australia provides a significant footprint in both the land and sea sectors whilst enhancing the existing capabilities in the air sector. The combined entity will be the leading defence company in Australia and positions the business as the leading through-life capability support partner to the Australian Defence Force.

HQ & Other Businesses

HQ & Other Businesses, with 1,800 employees[1], comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

	Six months to 30 June 2008 Unaudited	Six months to 30 June 2007 Unaudited	Year to 31 December 2007 Audited
Sales[1]	**£113m**	£124m	£243m
EBITA[2]	**£(29)m**	£(62)m	£(155)m
Cash (outflow)/inflow[3]	**£(93)m**	£(134)m	£181m
Order intake[1]	**£149m**	£177m	£345m
Order book[1]	**£0.4bn**	£0.3bn	£0.4bn

In the first half of 2008, HQ & Other Businesses reported a loss[2] of £29m (2007 £62m) and had an operating cash outflow[3] of £93m (2007 £134m). Of this, the reported loss for Regional Aircraft was £2m (2007 £65m) and operating cash inflow was £22m (2007 outflow £14m).

Regional Aircraft
During the period, the Regional Aircraft leasing team secured new leases or extensions with existing customers on 32 aircraft, including nine Avro RJ Jets with Malmo of Sweden. The market continues to present challenges, with airline profitability being impacted by sustained high oil prices and tight availability of funding due to the global credit issues.

The freighter conversion programme for the 146 Jet continues to plan with the first customer delivery expected to take place in August 2008.

Support revenues fell from the same period last year after disposal of the Customer Training Business in late 2007 and lower demand for aircraft modifications, although Power by the Hour contracts worth £31m were secured during the first half of 2008.

Much of the leasing business was underpinned by the Group's Financial Risk Insurance Programme which makes good shortfalls in actual lease income against originally estimated future income for a 15-year period from 1998 to 2013. Since 2006, BAE Systems and certain of the reinsurers have been in dispute over several areas of the policy. During 2007, agreement was reached with almost all reinsurers and settlements have been paid by them based on the net present value of estimated future claims. Arbitration proceedings are ongoing with one reinsurer.

Looking forward
Market conditions are increasingly challenging for the airline sector. Losses, although at much reduced levels from those of prior years, are expected to continue.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 Command, Control, Communications, Computing and Intelligence

Responsibility statement

Each of the directors (as detailed below) confirms that, to the best of his knowledge, this condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by the Disclosure Rules and Transparency Rules of the UK's Financial Services Authority, paragraphs DTR 4.2.7R and DTR 4.2.8R.

For and on behalf of the directors:

R L Olver *Chairman*
31 July 2008

Directors

Dick Olver	Chairman
Mike Turner	Chief Executive
Walt Havenstein	Chief Operating Officer – BAE Systems, Inc.
Ian King	Chief Operating Officer – UK/Rest of World
George Rose	Group Finance Director
Phil Carroll	Non-executive director
Michael Hartnall	Non-executive director
Andy Inglis	Non-executive director
Sir Peter Mason	Non-executive director
Roberto Quarta	Non-executive director
Sir Nigel Rudd	Non-executive director
Carl Symon	Non-executive director
Ravi Uppal	Non-executive director

Independent review report to BAE Systems plc

Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense, and the related explanatory notes. We have read the other information contained in the

half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules (the DTR) of the UK's Financial Services Authority (the UK FSA). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union (EU). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
London
31 July 2008

Consolidated income statement

	Notes	Six months to 30 June 2008 Unaudited £m	£m	Six months to 30 June 2007 Unaudited £m	£m	Year to 31 December 2007 Audited £m	£m
Continuing operations							
Combined sales of Group and equity accounted investments			**7,751**		6,891		15,710
Less: share of equity accounted investments			**(657)**		(545)		(1,401)
Revenue	2		**7,094**		6,346		14,309
Operating costs			**(6,493)**		(5,850)		(13,480)
Other income			**121**		97		209
Group operating profit excluding amortisation and impairment of intangible assets		**824**		643		1,335	
Amortisation		**(102)**		(50)		(149)	
Impairment		**–**		–		(148)	
Group operating profit			**722**		593		1,038
Share of results of equity accounted investments excluding finance costs and taxation expense		**57**		57		142	
Financial income of equity accounted investments	3	**28**		17		35	
Taxation expense of equity accounted investments		**(18)**		(24)		(38)	
Share of results of equity accounted investments			**67**		50		139
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)	2	**881**		700		1,477	
Amortisation		**(102)**		(50)		(149)	
Impairment		**–**		–		(148)	
Financial income of equity accounted investments	3	**28**		17		35	
Taxation expense of equity accounted investments		**(18)**		(24)		(38)	
Operating profit			**789**		643		1,177
Finance costs:	3						
Financial income		**718**		661		1,257	
Financial expense		**(716)**		(647)		(1,199)	
			2		14		58
Profit before taxation			**791**		657		1,235
Taxation expense:							
UK taxation		**(82)**		(102)		(201)	
Overseas taxation		**(110)**		(54)		(134)	
			(192)		(156)		(335)
Profit for the period from continuing operations			**599**		501		900
Profit for the period from discontinued operations			**–**		17		22
Profit for the period			**599**		518		922
Attributable to:							
BAE Systems shareholders			**586**		515		901
Minority interests			**13**		3		21
			599		518		922
Earnings per share	4						
Continuing operations:							
Basic earnings per share			**16.7p**		15.3p		26.0p
Diluted earnings per share			**16.6p**		15.0p		25.8p
Discontinued operations:							
Basic earnings per share			**–**		0.5p		0.6p
Diluted earnings per share			**–**		0.5p		0.6p
Total:							
Basic earnings per share			**16.7p**		15.8p		26.6p
Diluted earnings per share			**16.6p**		15.5p		26.4p
Dividends per ordinary share	8						
Prior year final dividend paid in the period £274m (2007 £221m)			**7.8p**		6.9p		6.9p
Interim dividend declared £204m (2007 paid £175m)			**5.8p**		5.0p		5.0p

Consolidated balance sheet

	Notes	30 June 2008 Unaudited £m	30 June 2007 Unaudited £m	31 December 2007 Audited £m
Non-current assets				
Intangible assets		**9,966**	7,445	9,559
Property, plant and equipment		**1,911**	1,632	1,774
Investment property		**111**	123	113
Equity accounted investments		**886**	673	781
Other investments		**6**	11	6
Other receivables		**315**	815	322
Other financial assets		**69**	50	48
Deferred tax assets		**703**	704	567
		13,967	11,453	13,170
Current assets				
Inventories		**735**	410	701
Trade and other receivables including amounts due from customers for contract work		**3,848**	2,934	2,933
Current tax		**20**	–	35
Other investments		**2**	134	164
Other financial assets		**167**	80	101
Cash and cash equivalents		**1,712**	3,856	3,062
		6,484	7,414	6,996
Non-current assets and disposal groups held for sale		**-**	96	94
		6,484	7,510	7,090
Total assets	2	**20,451**	18,963	20,260
Non-current liabilities				
Loans		**(2,112)**	(2,407)	(2,197)
Trade and other payables		**(503)**	(502)	(413)
Retirement benefit obligations	5	**(2,288)**	(1,788)	(1,629)
Other financial liabilities		**(24)**	(38)	(26)
Deferred tax liabilities		**(21)**	(15)	(40)
Provisions		**(419)**	(311)	(399)
		(5,367)	(5,061)	(4,704)
Current liabilities				
Loans and overdrafts		**(298)**	(282)	(299)
Trade and other payables		**(8,092)**	(6,877)	(8,245)
Other financial liabilities		**(59)**	(51)	(71)
Current tax		**(405)**	(434)	(499)
Provisions		**(394)**	(471)	(410)
		(9,248)	(8,115)	(9,524)
Liabilities directly associated with disposal groups held for sale		**-**	(24)	(30)
		(9,248)	(8,139)	(9,554)
Total liabilities		**(14,615)**	(13,200)	(14,258)
Net assets		**5,836**	5,763	6,002
Capital and reserves				
Issued share capital		**90**	89	90
Share premium		**1,235**	1,204	1,222
Equity option of convertible preference shares		**–**	1	-
Other reserves		**4,730**	4,514	4,631
Retained earnings		**(268)**	(65)	23
Total equity attributable to equity holders of the parent		**5,787**	5,743	5,966
Minority interests		**49**	20	36
Total equity	7	**5,836**	5,763	6,002

Consolidated cash flow statement

	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m	Year to 31 December 2007 Audited £m
Profit for the period from continuing operations	**599**	501	900
Profit for the period from discontinued operations	**-**	17	22
Profit for the period	**599**	518	922
Taxation expense	**192**	156	335
Share of results of equity accounted investments	**(67)**	(50)	(139)
Net finance costs	**(2)**	(14)	(58)
Depreciation, amortisation and impairment	**237**	205	610
(Gain)/loss on disposal of property, plant and equipment	**(9)**	–	3
Gain on disposal of investment property	**(8)**	(10)	(47)
Gain on disposal of non-current other investments	**-**	(8)	(8)
Gain on disposal of business – continuing operations	**(61)**	(44)	(40)
Gain on disposal of business – discontinued operations	**-**	(17)	(22)
Cost of equity-settled employee share schemes	**20**	17	34
Movements in provisions	**(34)**	101	52
Decrease in liabilities for retirement benefit obligations	**(134)**	(112)	(233)
(Increase)/decrease in working capital:			
Inventories	**(13)**	(54)	(188)
Trade and other receivables	**(834)**	(739)	(271)
Trade and other payables	**(273)**	216	1,212
Cash (outflow)/inflow from operating activities	**(387)**	165	2,162
Interest paid	**(93)**	(113)	(224)
Interest element of finance lease rental payments	**(5)**	(4)	(6)
Taxation paid	**(160)**	(43)	(112)
Net cash (outflow)/inflow from operating activities	**(645)**	5	1,820
Dividends received from equity accounted investments	**17**	41	78
Interest received	**69**	98	175
Purchases of property, plant and equipment	**(213)**	(99)	(307)
Purchases of intangible assets	**(19)**	(15)	(31)
Equity accounted investment funding	**-**	–	(4)
Proceeds from sale of property, plant and equipment	**16**	7	13
Proceeds from sale of investment property	**-**	11	53
Proceeds from sale of non-current other investments	**-**	15	15
Purchase of non-current other investments	**-**	(1)	(1)
Purchase of subsidiary undertakings	**(509)**	–	(1,731)
Net cash acquired with subsidiary undertakings	**1**	–	6
Purchase of equity accounted investments	**-**	(1)	(1)
Proceeds from sale of subsidiary undertakings	**131**	19	96
Cash and cash equivalents disposed of with subsidiary undertakings	**(7)**	–	(1)
Proceeds from sale of equity accounted investments	**-**	57	57
Net proceeds from sale of other deposits/securities	**162**	369	343
Net cash (outflow)/inflow from investing activities	**(352)**	501	(1,240)
Capital element of finance lease rental payments	**(4)**	(14)	(25)
Proceeds from issue of share capital	**13**	790	805
Purchase of treasury shares	**-**	(152)	(152)
Purchase of own shares	**(32)**	(34)	(50)
Equity dividends paid	**(274)**	(221)	(396)
Dividends paid to minority interests	**-**	–	(1)
Dividends paid on preference shares	**-**	(10)	(10)
Cash outflow from repayment of loans	**(63)**	(111)	(782)
Net cash (outflow)/inflow from financing activities	**(360)**	248	(611)
Net (decrease)/increase in cash and cash equivalents	**(1,357)**	754	(31)
Cash and cash equivalents at 1 January	**3,046**	3,074	3,074
Effect of foreign exchange rate changes on cash and cash equivalents	**5**	1	3
Cash and cash equivalents at end of period	**1,694**	3,829	3,046
Comprising:			
Cash and cash equivalents	**1,712**	3,856	3,062
Overdrafts	**(18)**	(27)	(16)
Cash and cash equivalents at end of period	**1,694**	3,829	3,046

Consolidated statement of recognised income and expense

	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m	Year to 31 December 2007 Audited £m
Currency translation on foreign currency net investments:			
Subsidiaries	**(4)**	(33)	(1)
Equity accounted investments	**60**	(8)	43
Amounts credited/(charged) to hedging reserve	**61**	(2)	41
Net actuarial (losses)/gains on defined benefit pension schemes:			
Subsidiaries	**(839)**	775	544
Equity accounted investments	**(13)**	17	24
Fair value movements on available-for-sale investments	**–**	6	5
Current tax on items taken directly to equity	**37**	52	96
Deferred tax on items taken directly to equity:			
Subsidiaries	**195**	(327)	(259)
Tax rate adjustment	**–**	–	(19)
Equity accounted investments	**4**	(5)	(6)
Recycling of fair value movements on disposal of available-for-sale investments	**–**	(6)	(6)
Recycling of cumulative currency translation on disposal	**1**	–	–
Net (expense)/income recognised directly in equity	**(498)**	469	462
Profit for the period	**599**	518	922
Total recognised income and expense	**101**	987	1,384
Attributable to:			
Equity shareholders	**88**	984	1,363
Minority interests	**13**	3	21
	101	987	1,384

1. Accounting policies

Basis of preparation and statement of compliance

These condensed consolidated half-yearly financial statements of BAE Systems plc (the Group) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34), and have been prepared on the basis of International Financial Reporting Standards (IFRSs) as adopted by the European Union that are effective for the year ending 31 December 2008. They do not include all of the information required for full annual financial statements. These condensed consolidated half-yearly financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report 2007. The comparative figures for the year ended 31 December 2007 are not the Group's statutory accounts for that financial year. Those accounts have been reported upon by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Except as described below, the accounting policies adopted in the preparation of these condensed consolidated half-yearly financial statements to 30 June 2008 are consistent with the policies applied by the Group in its consolidated financial statements as at, and for the year ended, 31 December 2007.

Changes in accounting policies

The Group has early adopted IFRS 8 Operating Segments (effective for accounting periods beginning on or after 1 January 2009). This requires that entities adopt the 'management approach' to reporting the financial reporting of their operating segments. The standard is concerned with disclosure only and has no impact on the consolidated income statement or balance sheet.

International Financial Reporting Interpretations Committee (IFRIC) interpretation 11, IFRS 2, Group and Treasury Share Transactions and IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction are both effective for the Group for the year ending 31 December 2008. The Group has reviewed the effect of these IFRICs and has concluded that they have no impact on these condensed consolidated half-yearly financial statements.

2. Segmental analysis (unaudited)

	Combined sales of Group and equity accounted investments		Less: sales by equity accounted investments		Add: sales to equity accounted investments		Revenue	
	Six months to 30 June 2008 £m	Six months to 30 June 2007 £m	**Six months to 30 June 2008 £m**	Six months to 30 June 2007 £m	**Six months to 30 June 2008 £m**	Six months to 30 June 2007 £m	**Six months to 30 June 2008 £m**	Six months to 30 June 2007 £m
Electronics, Intelligence & Support	**1,959**	1,958	**–**	(5)	**–**	–	**1,959**	1,953
Land & Armaments	**2,595**	1,201	**–**	–	**–**	–	**2,595**	1,201
Programmes & Support	**1,917**	2,354	**(478)**	(569)	**341**	453	**1,780**	2,238
International Businesses	**1,397**	1,550	**(568)**	(501)	**–**	–	**829**	1,049
HQ & Other Businesses	**113**	124	**–**	–	**–**	–	**113**	124
	7,981	7,187	**(1,046)**	(1,075)	**341**	453	**7,276**	6,565
Intra-business group sales/revenue	**(230)**	(296)	**12**	–	**36**	77	**(182)**	(219)
	7,751	6,891	**(1,034)**	(1,075)	**377**	530	**7,094**	6,346

	EBITA[1]		Amortisation of intangible assets		Business group result	
	Six months to 30 June 2008 £m	Six months to 30 June 2007 £m	**Six months to 30 June 2008 £m**	Six months to 30 June 2007 £m	**Six months to 30 June 2008 £m**	Six months to 30 June 2007 £m
Electronics, Intelligence & Support	**259**	193	**(13)**	(7)	**246**	186
Land & Armaments	**241**	117	**(78)**	(31)	**163**	86
Programmes & Support	**191**	231	**(10)**	(10)	**181**	221
International Businesses	**219**	221	**(1)**	(2)	**218**	219
HQ & Other Businesses	**(29)**	(62)	**-**	–	**(29)**	(62)
	881	700	**(102)**	(50)	**779**	650
Financial income of equity accounted investments					**28**	17
Taxation expense of equity accounted investments					**(18)**	(24)
Operating profit					**789**	643
Finance costs					**2**	14
Profit before taxation					**791**	657
Taxation expense					**(192)**	(156)
Profit for the period from continuing operations					**599**	501

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

	Total assets		
	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m	Year to 31 December 2007 Audited £m
Electronics, Intelligence & Support	**6,204**	5,895	5,900
Land & Armaments	**6,049**	2,942	5,945
Programmes & Support	**1,749**	2,121	1,655
International Businesses	**2,974**	1,674	1,866
HQ & Other Businesses	**997**	1,242	913
	17,973	13,874	16,279
Disposal groups held for sale	**–**	96	94
Tax	**723**	704	602
Pension prepayment	**41**	295	59
Cash as defined by the Group	**1,714**	3,994	3,226
Consolidated total assets	**20,451**	18,963	20,260

[illegible]. Finance costs

	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m	Year to 31 December 2007 Audited £m
Net financial income – Group	**2**	14	58
Net financial income – share of equity accounted investments	**28**	17	35
	30	31	93
Analysed as:			
Net interest:			
Interest income	**67**	98	169
Interest expense	**(108)**	(137)	(241)
Facility fees	**(2)**	(2)	(4)
Net present value adjustments	**(17)**	(1)	(1)
Gain on sale of available-for-sale investments	**–**	6	6
Share of equity accounted investments	**28**	16	33
	(32)	(20)	(38)
Other net financial income:			
Group:			
Net financing credit on pensions	**21**	49	92
Market value and foreign exchange movements on financial instruments and investments	**41**	1	37
Share of equity accounted investments	**–**	1	2
	62	51	131
	30	31	93

4. Earnings per share (unaudited)

	Six months to 30 June 2008				Six months to 30 June 2007			
		Basic pence per share		Diluted pence per share		Basic pence per share		Diluted pence per share
	£m		£m		£m		£m	
Profit for the period attributable to equity shareholders	**586**		**586**		515		515	
Interest on the debt instrument of the convertible preference shares	**–**		**–**		–		13	
Profit for the period after adjusting for interest on the debt instrument of the convertible preference shares	**586**	**16.7**	**586**	**16.6**	515	15.8	528	15.5
Represented by:								
Continuing operations	**586**	**16.7**	**586**	**16.6**	498	15.3	511	15.0
Discontinued operations	**–**	**–**	**–**	**–**	17	0.5	17	0.5
Add back/(deduct):								
Net financing credit on pensions, post tax	**(16)**		**(16)**		(36)		(36)	
Market value movements on derivatives, post tax	**(30)**		**(30)**		(1)		(1)	
Amortisation and impairment of intangible assets, post tax	**75**		**75**		37		37	
Underlying earnings	**615**	**17.5**	**615**	**17.4**	515	15.8	528	15.5
Represented by:								
Continuing operations	**615**	**17.5**	**615**	**17.4**	498	15.3	511	15.0
Discontinued operations	**–**	**–**	**–**	**–**	17	0.5	17	0.5
	615	**17.5**	**615**	**17.4**	515	15.8	528	15.5

	Millions	**Millions**	Millions	Millions
Weighted average number of shares used in calculating basic earnings per share	**3,516**	**3,516**	3,262	3,262
Add:				
Incremental shares in respect of employee share schemes		**12**		25
Incremental shares in respect of convertible preference shares		**–**		113
Weighted average number of shares used in calculating diluted earnings per share		**3,528**		3,400

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per Share as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with IAS 33, the diluted earnings per share are without reference to adjustments in respect of outstanding share options and convertible preference shares where the impact would be anti-dilutive.

5. Retirement benefit obligations (unaudited)

	UK defined benefit pension plans £m	US and other pension plans £m	Total £m
Deficit in defined benefit pension plans at 1 January 2008	(1,908)	(91)	(1,999)
Actual return on assets below expected return	(1,271)	(339)	(1,610)
Decrease in liabilities due to changes in assumptions	864	110	974
Increase in liabilities due to changes in mortality assumptions	(325)	–	(325)
Current service cost	(65)	(26)	(91)
Employer contributions	251	18	269
Other movements	5	(4)	1
Deficit in defined benefit pension plans at 30 June 2008	(2,449)	(332)	(2,781)
US healthcare plans			(19)
Total IAS 19 deficit			(2,800)
Allocated to equity accounted investments and other participating employers[1]			553
Group's share of IAS 19 deficit excluding the Group's share of amounts allocated to equity accounted investments and other participating employers			(2,247)
Represented by:			
Pension prepayment (within trade and other receivables)			41
Retirement benefit obligations			(2,288)
			(2,247)
Group's share of IAS 19 deficit of equity accounted investments			(60)

1 Certain of the Group's equity accounted investments participate in the Group's defined benefit plans as well as Airbus SAS, the Group's share of which was disposed of during 2006. As these plans are multi-employer plans the Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments and to Airbus SAS based upon a reasonable and consistent allocation method intended to reflect a reasonable approximation of their share of the deficit. The Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

As a result of the recent fall in global stock markets the actual return on assets is below that expected.

The decrease in liabilities due to changes in assumptions is primarily due to an increase in corporate bond yields which has increased the discount rates used to calculate the liabilities of the pension plans as at 30 June 2008. Global credit issues have resulted in current corporate bond yields being notably higher than in the recent past.

For its UK pension arrangements the Group has, for the purpose of calculating its liabilities as at 30 June 2008, continued to use the most recent mortality tables published by the Institute of Actuaries known as PA OO medium cohort tables based on year of birth, subject to a minimum assumed rate of future annual mortality improvements of 1% for both pensioner and non-pensioner members. For its US pension arrangements the mortality tables used for pensioners and non-pensioners are RP 2000 projected to 2010. For the pension and healthcare arrangements the post-retirement mortality assumptions allow for expected increases in longevity.

The Group's share of the IAS 19 deficit excluding the Group's share of amounts allocated to equity accounted investments and other participating employers is £1,583m (31 December 2007 £1,048m) after tax.

6. Contingent liabilities

Aircraft financing contingent liabilities

	30 June 2008 Unaudited £m	30 June 2007 Unaudited £m	31 December 2007 Audited £m
Potential future cash flow payments in respect of aircraft financing obligations	**123**	176	134
Anticipated aircraft values	**(52)**	(91)	(55)
Adjustments to net present values	**–**	(16)	(9)
Net exposure provided	**71**	69	70

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 30 June 2008 the Group's exposure to make future payments in respect of these arrangements was £123m (31 December 2007 £134m). The Group's net exposure to these guarantees is covered by the provisions held and the residual values of the related aircraft.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB. Provision is made against the expected net exposures on a net present value basis within the accounts of Saab. The Group's share of such exposure is limited to its percentage shareholding in Saab.

Other contingent liabilities
The Group is subject to an ongoing investigation by the UK Serious Fraud Office (the SFO) in connection with marketing of the Group's products. The Group is co-operating fully with the SFO.

At this stage management cannot determine whether or not it might lead to any proceedings being brought against the Group. Accordingly, the potential for fines or other penalties cannot currently be assessed, although the directors continue to consider that the Group has not acted unlawfully in relation to any of the matters under investigation. As the investigation is ongoing it is not possible to identify the timescale in which these issues might be resolved.

In addition, in June 2007, the US Department of Justice notified the Group that it had commenced a formal investigation relating to the Group's compliance with anti-corruption laws, including its business concerning the Kingdom of Saudi Arabia. Again, given the status of this matter it is not possible to provide any details of any possible future financial effects that might result from the investigation and any subsequent actions or events that might occur as a result of the investigation. Equally it is not possible to provide any timescale in which these issues might be resolved. The directors continue to consider that the Group has not acted unlawfully in relation to its dealings with the Kingdom of Saudi Arabia or in relation to anti-corruption laws.

Should any financial effects arise as a result of these investigations the directors consider it unlikely that there is any likelihood of reimbursement for such costs from any sources other than certain rights to recover reimbursement of the legal costs under the Group's insurance policies.

7. Reconciliation of movements in total equity

	30 June 2008 Unaudited £m	30 June 2007 Unaudited £m	31 December 2007 Audited £m
Total equity at beginning of period	**6,002**	4,134	4,134
Total recognised income and expense	**101**	987	1,384
Share placing (net of costs)	**–**	741	741
Share-based payments	**26**	17	34
Share options:			
Proceeds from shares issued	**13**	49	64
Purchase of own shares	**(32)**	(34)	(50)
Conversion of preference shares	**–**	242	245
Purchase of treasury shares	**–**	(152)	(152)
Other	**–**	–	(1)
Ordinary share dividends	**(274)**	(221)	(397)
Total equity at end of period	**5,836**	5,763	6,002

8. Dividends

The directors have declared an interim dividend of 5.8p per ordinary share (2007 5.0p), totalling £204m (2007 £175m). The dividend will be paid on 1 December 2008 to shareholders registered on 17 October 2008. The ex-dividend date is 15 October 2008.

Shareholders who do not at present participate in the Company's Dividend Reinvestment Plan and wish to receive the final dividend in shares rather than cash should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 10 November 2008.

9. Acquisitions and disposals (unaudited)

Acquisitions
The Group acquired MTC Technologies, Inc. (MTC) in the US on 9 June 2008 and Tenix Defence in Australia on 27 June 2008. If the acquisitions had occurred on 1 January 2008, revenue and profit for the period from continuing operations would not have been materially different.

MTC
On 9 June 2008, the Group acquired 100% of the issued share capital of MTC in the US for a cash consideration of $367m (£184m). Provisional goodwill arising on consolidation is £130m.

Based in Dayton, Ohio, MTC provides technical and professional services, and equipment integration and modernisation for the US military and intelligence agencies.

In the period from acquisition to 30 June, MTC contributed revenue and loss after tax of £9m and £1m, respectively, to the Group's consolidated results.

The acquisition of MTC complements the existing US business in the Electronics, Intelligence & Support business group. It allows for synergies in professional services, aircraft integration centres, and modification and sustainment. The opportunities presented by these circumstances do not translate to separately identifiable intangible assets, but represent much of the assessed value within the Electronics, Intelligence & Support business group supporting the goodwill.

Certain of the fair values assigned to the net assets acquired are provisional. These will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

The MTC acquisition had the following effect on the Group's assets and liabilities:

	Book value £m	Accounting policy alignments £m	Fair value adjustments £m	Fair value £m
Intangible assets	12	–	13	25
Property, plant and equipment	14	(1)	5	18
Inventories	4	–	1	5
Receivables	48	–	–	48
Deferred tax assets	1	–	15	16
Payables	(23)	–	–	(23)
Deferred tax liabilities	(4)	–	4	–
Provisions	–	–	(1)	(1)
Cash and cash equivalents	2	–	–	2
Loans	(32)	–	–	(32)
Net assets/(liabilities) acquired	**22**	**(1)**	**37**	**58**
Provisional goodwill				**130**
Consideration				**188**

Consideration satisfied by:	
Cash	184
Directly attributable costs:	
Accrued	4
	188

Tenix Defence
Tenix Defence, a leading Australian defence contractor, comprises four wholly-owned businesses in the Land, Aerospace, Electronic Systems and Marine sectors (Tenix Defence Holdings Pty Limited), and two joint ventures.

On 27 June 2008, the Group acquired 100% of the issued share capital of Tenix Defence Holdings Pty Limited for a cash consideration of A$689m (£325m), subject to adjustment according to the level of working capital in the business at the acquisition date.

The Group has also agreed to acquire 50% of the issued share capital of the two joint ventures for an additional A$89m (£43m), subject to waiver by the other parties to the joint ventures of their respective rights of first refusal in respect of the acquisition of those shares within four months of the acquisition date.

As a result of the timing of the acquisition, the accounting policy alignment and fair value exercises have yet to be completed, and the book value of the acquired business included in the Group's consolidated balance sheet is provisional and under review.

The provisional net assets and resultant goodwill at acquisition included in the Group's consolidated balance sheet are £5m and £320m, respectively.

No post-acquisition trading results for Tenix Defence have been included in the Group's consolidated results.

Disposals

On 22 February 2008, the Group completed the sale of its Surveillance and Attack business based in Lansdale, Pennsylvania in the US to Sensor and Antenna Systems, Lansdale, Inc., a division of Cobham Defense Electronic Systems Corporation. Cash consideration was $231m (£118m) after the finalisation of certain working capital adjustments and transaction costs. The profit on disposal was £61m. The disposal does not represent a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Cash flows in relation to acquisitions and disposals

	Subsidiaries						
	MTC £m	Tenix Defence £m	**Total acquisitions £m**	Surveillance and Attack £m	Other disposals £m	Total disposals £m	**Total £m**
Cash (consideration)/proceeds including transaction costs	(184)	(325)	**(509)**	118	13	131	**(378)**
Cash and cash equivalents net of overdrafts acquired/disposed	2	(1)	**1**	–	(7)	(7)	**(6)**
Acquisitions and disposals	(182)	(326)	**(508)**	118	6	124	**(384)**
Debt acquired on acquisition of subsidiary	(32)	–	**(32)**	–	–	–	**(32)**
	(214)	(326)	**(540)**	118	6	124	**(416)**

10. Related party transactions

The Group has an interest in a number of equity accounted investments. Transactions with the equity accounted investments occur in the normal course of business and are priced on an arm's length basis and settled on normal trade terms. The more significant of these transactions are disclosed below:

	Six months to 30 June 2008 Unaudited £m	Six months to 30 June 2007 Unaudited £m	Year to 31 December 2007 Audited £m
Sales to related parties	**377**	530	1,281
Purchases from related parties	**79**	97	148
Amounts owed by related parties	**223**	258	239
Amounts owed to related parties	**885**	698	854

11. Events after the balance sheet date

UK naval surface ship joint venture

On 1 July 2008, the Group exchanged a 45% shareholding in BAE Systems Surface Fleet Solutions Limited (SFSL) as consideration for the contribution to SFSL of 100% of VT Group plc's shipbuilding and naval support businesses to form the joint venture, BVT Surface Fleet Limited (BVT).

The results of SFSL have been fully consolidated into the Group's results until 30 June 2008.

From 1 July 2008, the results of BVT will be equity accounted in the Group's consolidated financial statements.

The Group's share of the joint venture's net assets and net income, and any goodwill arising from the transaction, will be adjusted for any items necessary upon completion of the fair value exercise which, due to the timing of the transaction, has not yet been completed. Therefore, an analysis of the fair value of the joint venture's assets and liabilities, and the profit on disposal of the Group's 45% shareholding in SFSL cannot be finalised at this stage. This information will be disclosed in the Group's Annual Report for the year ending 31 December 2008.

12. Annual General Meeting

The Annual General Meeting of BAE Systems plc will be held on 6 May 2009.

END